Exhibit 99.1

Concord Medical Announces Obtaining Large Medical Equipment Procurement License

for Its Proton Therapy Equipment

BEIJING, September 16, 2024 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention in China, today announced that Guangzhou Concord Cancer Center (“Guangzhou Hospital”), a PRC subsidiary of the Company offering comprehensive cancer care services, has obtained the large medical equipment procurement license (the “License”) for its proton equipment.

As previously disclosed in the Company’s annual report for the fiscal year ended December 31, 2023, Guangzhou Hospital has completed the installment of the proton equipment in September 2020 and commenced its clinical trial in November 2022. Guangzhou Hospital has also subsequently submitted the application for the License for such proton equipment, planning to offer proton therapy treatment services at its proton center. On September 14, 2024, the National Health Commission of the PRC announced to grant approval to Guangzhou Hospital’s application for the License. Guangzhou Hospital plans to start its proton therapy treatment services at its earliest convenience after necessary preparations.

Concord Healthcare Group Co., Ltd. (“Concord Healthcare”), a subsidiary of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) under the stock code 2453.HK, also announced on September 15, 2024 that Guangzhou Hospital had obtained the License. The Company previously announced the listing of Concord Healthcare’s H shares on the HKSE on January 9, 2024. The information related to Concord Healthcare’s Transactions on the HKSE is accessible through the HKSE’s website at www.hkexnews.hk.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

About Concord Healthcare

Concord Healthcare is an oncology healthcare provider in China. Concord Healthcare serves both cancer patients through self-owned medical institutions and third-party medical institutions through medical equipment, software and related services. In its self-owned medical institutions, Concord Healthcare provides a full spectrum of oncology healthcare services to cancer patients across the entire care continuum, leveraging its multidisciplinary team specialists and diagnosis and treatment capabilities featuring precision radiation therapy. Through its medical equipment, software and related services, Concord Healthcare serves a widespread network of enterprise customers, primarily hospitals, with integrated oncology-related services, including primarily sales and installing of medical equipment and software, management and technical support, and operating lease.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn